XY 4/30

SO 4-29

SECURITIES 01 03 1027 [COM]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52905

SEC MAIL PROCESSING RECEIVED APR 26 2002 164 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/28/01 AND ENDING 02/28/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancShares First, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6457 Reflections Drive, Suite 200
(No. and Street)

Dublin OH 43017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph M. McCloud 614 766 8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hausser + Taylor, LLP
(Name – *if individual, state last, first, middle name*)

161 West Nationwide Blvd, Suite 400 Columbus OH 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

4/29/02

OATH OR AFFIRMATION

I, Joseph M. McCloud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BancShares First, Inc., as of February 28, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph M. McCloud
Signature

EVP
Title

JEANNE M. HELLE - NOTARY PUBLIC
STATE OF OHIO - EXP. 12-23-2002

Jeanne M. Helle
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANCSHARES FIRST, INC.

FINANCIAL REPORT

FEBRUARY 28, 2002

BANCSHARES FIRST, INC.

CONTENTS

HAUSSER + TAYLOR LLP
Business advisors and certified public accountants

191 West Nationwide Blvd, Suite 400, Columbus, Ohio 43215-2591 614/358-0473 • FAX: 614/224-4197 • www.hausser.com

To the Shareholder of
Bancshares First, Inc.
Dublin, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Bancshares First, Inc. as of February 28, 2002, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bancshares First, Inc. at February 28, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the enclosed supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLP

Columbus, Ohio
April 17, 2002

BANCSHARES FIRST, INC.

STATEMENT OF FINANCIAL CONDITION

February 28, 2002

ASSETS

CURRENT ASSETS		
Cash	$	34,920
Custodial cash		100
Receivable from related party		9,000
Commissions receivable		2,382
Prepaid CRD Licenses		289
Total assets	$	46,691

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	2,047
SHAREHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized and outstanding		-
Paid-in capital		56,050
Retained deficit		(11,406)
Total shareholder's equity		44,644
	$	46,691

The accompanying notes are an integral part of these financial statements.

BANCSHARES FIRST, INC.

STATEMENT OF OPERATIONS

Year Ended February 28, 2002

INCOME		
Commission income	$	2,623
Interest and dividend income		595
		3,218
EXPENSES		
Professional fees		1,650
Licenses and registration fees		3,218
Insurance		471
Other		685
		6,024
NET LOSS	$	(2,806)

The accompanying notes are an integral part of these financial statements.

BANCSHARES FIRST, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended February 28, 2002

	Common Stock	Paid-In Capital	Retained Deficit	Total Shareholder's Equity
BALANCE - February 28, 2001	$ -	$ 40,150	$ (8,600)	$ 31,550
Capital contributions	-	15,900	-	15,900
Net loss	-	-	(2,806)	(2,806)
BALANCE - February 28, 2002	$ -	$ 56,050	$ (11,406)	$ 44,644

The accompanying notes are an integral part of these financial statements.

BANCSHARES FIRST, INC.

STATEMENT OF CASH FLOWS

Year Ended February 28, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,806)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in receivable from related party		(9,000)
Increase in commissions receivable		(2,382)
Decrease in prepaid CRD licenses		255
Decrease accounts payable		(127)
Increase in commissions payable		2,047
Total adjustments		(9,207)
Net cash used in operating activities		(12,013)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		15,900
Net cash provided by financing activities		15,900
INCREASE IN CASH		3,887
CASH - Beginning of year		31,033
CASH - End of year	$	34,920

The accompanying notes are an integral part of these financial statements.

BANCSHARES FIRST, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Business

Bancshares First, Inc. ("the Company") was incorporated in the State of Ohio on May 30, 2000. The Company is A NASD Broker/Dealer specializing in the recommendation of inactively traded independent community banks throughout the Midwest for investment by individual and institutional investors.

Note 2. Significant Accounting Policies

A. Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Commission revenues are recorded in the period earned.

B. Customer Accounts - The Company performs limited brokerage business and does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly is exempt from SEC Rule 15c3-3.

C. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

D. Income Taxes – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under SFAS No. 109, the liability method is used in accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse.

The principal item resulting in such differences relates to different methods of reporting net operating loss carryforwards totaling approximately $11,000 as of February 28, 2002, which begin to expire in 2021. At February 28, 2002, a valuation allowance of approximately $1,600 was recognized to offset net deferred tax assets of $1,600 relating to temporary differences as management believes it is more likely than not that the deferred tax assets will not be realized.

There is no current income tax expense shown on the statement of operations due to the current year net operating loss. In addition, there is no deferred tax benefit related to the current year net operating loss and the operating loss carry forwards from prior years due to the aforementioned valuation allowance against the deferred tax asset.

E. Statement of Cash Flows – For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Note 3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1 (the Rule). The Rule requires that the Company maintain a minimum net capital, as defined, of $25,000. The Rule also mandates that the ratio of aggregate indebtedness, as defined, to net capital, as defined, not exceed 15 to 1.

At February 28, 2002, the Company's net capital was $35,355 which was $10,355 in excess of its required minimum of $25,000. The Company had aggregate indebtedness of $2,047.

Note 4. Related Party Transactions

The Company has an expense sharing arrangement with Bancshare Investors Brokerage, Inc. ("BSIB"), which is the Bancshares First's parent company. This agreement states that BSIB will pay any and/or all expenses of the Company. During 2002, the BSIB has paid or will pay approximately $5,600 of the Company's expenses.

At February 28, 2002, the Company had a receivable of $9,000 from BSIB. This receivable represents an advance for future expenses under the expense sharing arrangement.

SUPPLEMENTAL INFORMATION

BANCSHARES FIRST, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

February 28, 2002

Computation of Net Capital

Total shareholder's equity	$	44,644
Deductions for non-allowable assets:		
Receivable from related party		9,000
Prepaid CRD licenses		289
Total deductions		9,289
Net capital	$	35,355
Aggregate indebtedness		
Items included in the statement of financial position:		
Commissions payable	$	2,047
Total aggregate indebtedness	$	2,047

Computation of alternative net capital requirement

Net capital requirement (minimum)		25,000
Excess net capital	$	10,355
Ratio: Aggregate indebtedness to net capital		.06 to 1

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of February 28, 2002.

BANCSHARES FIRST, INC.

STATEMENT REGARDING RULE 15c3-3

February 28, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

HAUSSER + TAYLOR LLP
Business advisors and certified public accountants

191 West Nationwide Blvd, Suite 400, Columbus, Ohio 43215-2591 614/358-0473 • FAX: 614/224-4197 • www.hausser.com

To the Shareholder of
Bancshares First, Inc.
Dublin, Ohio

Report of Independent Auditors' on Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of Bancshares First, Inc. ("the Company") for the year ended February 28, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

NEXIA INTERNATIONAL Cleveland Beachwood Canton Columbus Elyria

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of Bancshares First, Inc., management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hausser + Taylor LLP

Columbus, Ohio
April 17, 2002